Exhibit 99.2

1CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-220896) of IRSA Propiedades Comerciales S.A. of our report dated October 31, 2019 relating to the financial statements, and financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PRICE WATERHOUSE & Co. S.R.L

By: /s/ Walter Rafael Zablocky (Partner)
Walter Rafael Zablocky
Buenos Aires, Argentina
October 31, 2019